Filed by: DiamondHead Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DiamondHead Holdings Corp.

(Commission File No.: 001-39936)

The following Q&A with Michael Nieri, founder, Chairman and CEO of Great Southern Homes, Inc., is being distributed to media contacts.

Tell me a little bit about yourself and how you got in the construction business:

I am married to my wonderful and supportive wife Robyn, and have three children: Pennington, Maigan, and Patrick. I grew up in Pittsburgh and finished high school there. While in high school, my summer jobs were always in construction. In 1982, I moved to Clemson and enrolled in the Construction Management program. During the summers, I worked for large construction companies and really developed my love of building. After I graduated from Clemson, I moved to North Carolina and began working in construction management on school construction projects. In 1991, I moved back to South Carolina, working on larger school construction projects. This phase of my career really taught me how to manage construction professionals.

In 1993, I decided to build a home for myself, with help from some friends who were contractors. I built three additional homes from 1993-1995, and I learned that I really loved building houses. From 1996-2000, it was just me and my brother. In 2000, I wanted to expand and started hiring. In 6 years, we sold 600 homes and had 130 employees. Then the Great Recession hit. By 2010, we were down to 10 employees and disbanded the company. In 2012, I started building homes again, and 10 years later we have built over 11,000 homes and grown rapidly to become the 41st largest builder in the country.

Our secret to our rapid growth has been to build homes for the average person. We provide homes that appeal to all age groups, with a focus on affordability and quality. My approach to managing the company is to help the frontline guys to do their job as efficiently as possible and be their support system. I’m an idea guy and a hands-off manager—I believe in hiring good people and letting them do their job

What made you decide to take the company public:

As well as we have done over the past decade, we haven’t been able to grow as fast as I would like. The additional capital we will have after going public will allow us to compete in a market that is increasingly dominated by large public builders. Over the past fifteen years, the market share for public builders has gone from 25% to 45%. It’s hard to be a little fish in a big pond. The additional capital will also allow us to focus on mergers and acquisitions.

Talk about the process of going public:

We interviewed a number of potential investment firms to assist us in the process and settled on BTIG. They have a really good grasp of the building business. As for selecting the SPAC to merge with, we had 13 offers. Personal chemistry and cultural fit matters a great deal, and we decided on DiamondHead as the best match for us. David Hamamoto has a deep understanding of real estate, was a partner at Goldman Sachs, and has excellent strategic connections. It’s a win-win for both of us, because David needed an operator and we wanted capital to expand.

Tell me about your Board:

We have a wide range of experience on our Board. They are all experts in their field and will provide a comprehensive strategic view for taking the organization forward. We have board members with background in large-scale business, banking, the legal sector, and government. We have diverse geographic representation on the Board, but we do have some serious home state roots with former Governor and UN Ambassador Nikki Haley, Clemson President Jim Clements, Columbia attorney Eric Bland, and First Reliance Bank President Robert Dozier.

I notice you have a lot of connections with Clemson—talk about that:

As I mentioned earlier, I graduated from Clemson. All three of my children graduated from there, two of them from the same Construction Management program that I graduated from. My wife Robyn has also been named an Honorary Alumna. Clemson has been a huge part of my life, and I have given back by funding the Nieri Family Student-Athlete Enrichment Center in Memorial Stadium and a donation to the Department of Construction Science and Management, which is now also named after the Nieri family.

What are your thoughts on the current housing market conditions?:

We are currently going through a temporary reset. Mortgage rates should probably have never been as low as they were. Supply chain challenges added to the challenges of meeting demand from those historically low rates. The lumber market went crazy, and labor challenges were as tough as I have ever seen. Lumber is now almost back to pre-COVID levels, and moving forward I believe we will see some deflation in other material costs. The market will come back into balance. I am not concerned about the housing market in the long term.

The next 10 years should be very good for builders. We are undersupplied by almost 5 million homes in this country. The rental market continues to raise their prices, which will make buying a home look better to consumers. Homebuyers can fix their costs while rent continues to escalate, even if rates are somewhat higher.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction involving DiamondHead Holdings Corp., (“DHHC”) and Great Southern Homes, Inc. (“GSH”). In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this communication may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or GSH or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.